[redacted]

SECU 10028130 SION

SEC Mail Processing Section

MAR 01 2010

Washington, DC 122

BTB 3/2

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... 12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67867 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 16, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLD MISSION CAPITAL LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 S. LaSalle St., 3rd Floor
(No. and Street)

Chicago, (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan (312) 431-0014
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Dr., 3rd Floor (Address) Bannockburn (City) IL (State) 60015 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RDB 3/8

# OATH OR AFFIRMATION

I, Josef Guzowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Mission Capital LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

FEB 25 2010

Norman Bernard Maslow

Notary Public

OFFICIAL SEAL
NORMAN BERNARD MASLOW
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/09/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**OLD MISSION CAPITAL LLC**

**FINANCIAL STATEMENTS**

**DECEMBER 31, 2009**

## TABLE OF CONTENTS

*FGMK, LLC*
*One Source*
*Infinite Solutions*™

Certified
Public Accountants
and Consultants



**INDEPENDENT AUDITOR'S REPORT**

To the Members
Old Mission Capital LLC

We have audited the accompanying statement of financial condition of Old Mission Capital LLC as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the period from inception (January 16, 2009) to December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Mission Capital LLC as of December 31, 2009, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States.

FGMK, LLC

Bannockburn, Illinois
February 17, 2010

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

# OLD MISSION CAPITAL LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2009

### ASSETS

| | |
|---|---|
| Cash | $ 27,740 |
| Securities owned, at market value | |
| Equities | 43,569,690 |
| Deposits | 10,000 |
| | $ 43,607,430 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Due to clearing broker | $ 7,202,500 |
| Securities sold, not yet purchased, at market value | |
| Equities | 19,288,130 |
| Options | 270,101 |
| Accounts payable and accrued expenses | 556,464 |
| | 27,317,195 |
| **MEMBERS' EQUITY** | 16,290,235 |
| | $ 43,607,430 |

The accompanying notes are an integral part of this statement.

# OLD MISSION CAPITAL LLC

## STATEMENT OF INCOME

## FROM INCEPTION (JANUARY 16, 2009) TO DECEMBER 31, 2009

| | |
|---|---|
| **REVENUE** | |
| Trading gains, net | $ 7,244,626 |
| Interest and dividend income | 1,310,455 |
| | 8,555,081 |
| **EXPENSES** | |
| Interest | 1,360,786 |
| General and administrative | 616,583 |
| Trading | 733,738 |
| Salaries and related costs | 486,731 |
| Exchange fees and dues | 317,008 |
| | 3,514,846 |
| **NET INCOME** | $ 5,040,235 |

The accompanying notes are an integral part of this statement.

# OLD MISSION CAPITAL LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

## FROM INCEPTION (JANUARY 16, 2009) TO DECEMBER 31, 2009

| | |
|---|---|
| MEMBERS' EQUITY - JANUARY 16, 2009 | $ - |
| CONTRIBUTIONS FROM MEMBERS | 11,250,000 |
| NET INCOME | 5,040,235 |
| MEMBERS' EQUITY - DECEMBER 31, 2009 | $ 16,290,235 |

The accompanying notes are an integral part of this statement.

# OLD MISSION CAPITAL LLC

## STATEMENT OF CASH FLOWS

## FROM INCEPTION (JANUARY 16, 2009) TO DECEMBER 31, 2009

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $ 5,040,235 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Changes in operating assets and liabilities: | |
| Securities owned, at market value | ( 43,569,690) |
| Other assets | ( 10,000) |
| Due to clearing broker | 7,202,500 |
| Securities sold, not yet purchased, at market value | 19,558,231 |
| Accounts payable and accrued expenses | 556,464 |
| Net Cash Used In Operating Activities | ( 11,222,260) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Contributions from members | 11,250,000 |
| **NET CHANGE IN CASH** | 27,740 |
| **CASH - BEGINNING OF PERIOD** | - |
| **CASH - END OF PERIOD** | $ 27,740 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | |
| Interest paid | $ 1,360,000 |

The accompanying notes are an integral part of this statement.

**OLD MISSION CAPITAL LLC**

**NOTES TO THE FINANCIAL STATEMENTS**

## NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Description of Business.*** Old Mission Capital LLC, an Illinois limited liability company (the "Company"), is a registered broker-dealer engaged exclusively in firm trading on a proprietary basis for its own account. The Company is a registered broker-dealer with the Chicago Stock Exchange, with its office of operations located in Chicago, Illinois.

***Management Estimates and Assumptions.*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

***Cash.*** The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

***Due To/From Clearing Broker.*** Receivables from and payables to clearing organizations consist of cash accounts or amounts borrowed on margin.

***Deposits.*** The Company is required to maintain a $10,000 "good-faith" escrow deposit required by its outside clearing broker.

***Revenue Recognition.*** The Company buys and sells securities for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net.

***Income Taxes.*** The Company is taxed as a limited liability company and generally does not pay Federal or state income taxes on its taxable income. Instead, the members are liable for Federal and state income taxes on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

## NOTE 2 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of positions in various exchange traded funds and options and are presented at market value as of December 31, 2009. The fair value measurement for these assets are all level 1 inputs, thus are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

## NOTE 3 – FINANCIAL INSTRUMENTS

***Derivatives.*** Derivative financial instruments used for trading purposes, including positions in various exchange traded derivatives, principally futures, are based on quoted market prices. Derivatives used for economic hedging purposes are mainly futures. Unrealized gains and losses on these derivative contracts are recognized currently in the statement of income as part of firm trading revenues. The Company does not apply hedge accounting as defined under GAAP, as all the financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosure required under hedge accounting is generally not applicable with respect to these financial instruments.

***Financial Futures Contracts.*** The Company invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Company intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering a futures contract, the Company is required to pledge to the broker the amount of cash, U.S. Government securities, or other assets, equal to the certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as "variation margin", are made or received by the Company each day, depending on daily fluctuations in the fair value of the underlying security. The Company recognizes a gain or loss equal to the daily variation margin. Should market conditions move unexpectedly, the Company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves risk of imperfect correlation in movements in the price of futures contracts, interest rates, and underlying hedged assets.

(Continued)

## NOTE 3 – FINANCIAL INSTRUMENTS (Concluded)

***Short Sales.*** The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the sale. A gain, limited to the price at which the Company sold short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Such transactions are reflected as securities sold but not yet purchased in the accompanying statement of financial condition.

## NOTE 4 – SUMMARY OF OFF-BALANCE SHEET RISKS

***Margin.*** The Company's activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to the Company, and is subject to various regulatory and internal margin requirements, collateralized by cash and securities in the Company's account. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the Company may incur. The Company monitors required margin levels and, pursuant to such guidelines, may deposit additional collateral or reduce positions when necessary.

***Financial Instruments.*** The Company enters into various transactions involving derivatives and other off-balance sheet risk. These financial instruments include futures and foreign exchange contracts. These derivative financial instruments are entered for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

***Concentrations of Credit Risk.*** The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

***Market Risk.*** Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

***Guarantees.*** In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under GAAP. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2009, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call option, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2009, are included in securities sold, not yet purchased in the statement of financial condition.

OLD MISSION CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS
(Concluded)

**NOTE 5 – RELATED PARTY**

The Company incurred costs to a related party of approximately $42,250 for general and administrative expenses. This entire amount is included in accounts payable and accrued expenses as of December 31, 2009.

**NOTE 6 – NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital amount of $100,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2009, the Company had net capital of $13,851,896, which was $13,751,896 in excess of its required net capital of $100,000

Subsequent to year end, management made capital distributions of $2,741,000. No other capital distributions are anticipated to be made during the six months after December 31, 2009.

**NOTE 7– SUBSEQUENT EVENTS**

The Company's management has evaluated all known subsequent events from the date of the balance sheet through February 17, 2010, the date the accompanying financial statements were available to be issued, and is not aware of any material subsequent events occurring during this period.

## SUPPLEMENTARY INFORMATION

## PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FGMK, LLC
One Source
Infinite Solutions™
Certified
Public Accountants
and Consultants



**INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Members
Old Mission Capital LLC

We have audited the accompanying financial statements of Old Mission Capital LLC as of December 31, 2009 and for the period from inception January 16, 2009 to December 31, 2009, and have issued our report thereon dated February 17, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FGMK, LLC

Bannockburn, Illinois
February 17, 2010

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

OLD MISSION CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

| | |
|---|---|
| **NET CAPITAL** | |
| **Members' equity, December 31, 2009** | $ 16,290,235 |
| **Deduct** | |
| Members' equity not allowed for net capital | - |
| Total Members' equity qualified for net capital | 16,290,235 |
| **Add** | |
| Allowable subordinated liabilities | - |
| Other deductions or credits | - |
| Total capital and allowable subordinated liabilities | 16,290,235 |
| **Deductions and / or charges** | |
| Total non-allowable assets | ( 10,000) |
| Secured demand note deficiency | - |
| Cap charges for spot & commodity futures | ( 108,000) |
| Other deductions and / or charges | - |
| Other additions and / or allowable credits | - |
| Net capital before haircuts | 16,172,235 |
| **Haircuts on securities** | |
| Contractual commitments | - |
| Subordinated debt | - |
| Trading and investment securities | |
| Exempted securities | - |
| Debt securities | - |
| Options | - |
| Other securities | ( 2,320,339) |
| Undue concentration | - |
| Other | - |
| **NET CAPITAL UNDER RULE 15c3-1, DECEMBER 31, 2009** | $ 13,851,896 |

See Independent Auditor's Report On Supplementary Information Pursuant To Rule 17a-5 Of The Securities And Exchange Commission.

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| **Net capital under Rule 15c3-1, December 31, 2009** | $ 13,851,896 |
| A. Minimum net capital required based on aggregate indebtedness | $ 36,963 |
| B. Minimum dollar requirement | $ 100,000 |
| Net capital requirement (greater of A. or B.) | $ 100,000 |
| **Excess basic net capital requirement, December 31, 2009** | $ 13,751,896 |

No material differences were noted between the above computation and the computation made by Old Mission Capital LLC of net capital under rule 15c3-1. Therefore, no reconciliation is necessary pursuant to rule 17a-5(d)(4).

# OLD MISSION CAPITAL LLC

## FINANCIAL STATEMENTS

## DECEMBER 31, 2009

# OLD MISSION CAPITAL LLC

## INDEPENDENT AUDITOR'S REPORT
## ON INTERNAL CONTROL REQUIRED BY
## SECURITIES EXCHANGE COMMISSION RULE 17a-5

DECEMBER 31, 2009

**FGMK, LLC**
*One Source*
*Infinite Solutions™*

Certified
Public Accountants
and Consultants



**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL**
**REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5**

To the Members
Old Mission Capital LLC

In planning and performing our audit of the financial statements of Old Mission Capital LLC (the "Company") as of December 31, 2009 and for the period from inception January 16, 2009 to December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a - 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5**
(Concluded)

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely effects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Financial Industry Regulatory Industry ("FINRA"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FGMK, LLC

Bannockburn, Illinois
February 17, 2010